                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 14 )*
                                            ----

                             ALBERTO-CULVER COMPANY
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                                (Name of Issuer)

                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    013068200
                    -----------------------------------------
                                 (CUSIP Number)

Marshall E. Eisenberg                       Carol L. Bernick
NEAL, GERBER & EISENBERG                    2525 Armitage Avenue
Two North LaSalle Street, Suite 2200        Melrose Park, Illinois  60160
Chicago, Illinois  60602                    (708) 450-3051
(312) 269-8020

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 25, 2002
                   -----------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 Pages




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  CUSIP NO. 013068200                  13D                  Page 2 of 6 Pages
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  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Carol L. Bernick
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a)[_]
                                                                         (b)[X]
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS *
             Not applicable
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  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2
      (d) OR 2(e)
                                                                             [_]
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. Citizen
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      NUMBER            7    SOLE VOTING POWER

     OF SHARES               2,122,956**
                   -------------------------------------------------------------

    BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY                6,875,385**
                   -------------------------------------------------------------

       EACH             9    SOLE DISPOSITIVE POWER

     REPORTING               2,122,956**
                   -------------------------------------------------------------

      PERSON           10    SHARED DISPOSITIVE POWER

       WITH                   6,875,385**
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
             8,998,341**
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]
      Excluded are options to purchase 220,000 Class A shares and 839,100 Class A shares and 88,682 Class B shares held directly by Bernick's spouse; 5,100 Class A shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,609 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
             26.63%**
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  14  TYPE OF REPORTING PERSON *
             IN
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* SEE INSTRUCTIONS

** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

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  CUSIP NO. 013068200                  13D                  Page 3 of 6 Pages
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Item 1. Security and Issuer.

        Title of Class of Securities:     Class A Common Stock, $.22 par value
                                          per share (the "Class A shares")

        Name and Address of Issuer:       Alberto-Culver Company (the "Company")
                                          2525 Armitage Avenue
                                          Melrose Park, IL 60160

Item 2. Identity and Background.

        (a)  Name of Person Filing:       Carol L. Bernick ("Bernick")


        (b)  Address:                     c/o Carol L. Bernick
                                          2525 Armitage Avenue
                                          Melrose Park, IL 60160

        (c)  Principal Business:          Bernick, an individual, is a Director,
                                          Vice Chairman and Assistant Secretary
                                          of the Company, and President Alberto-
                                          Culver Consumer Products Worldwide, a
                                          division of the Company.

        (d)  Prior Criminal Convictions:  None

        (e)  Prior Civil Proceedings      None
             with Respect to Federal or
             State Securities Laws:

        (f)  Citizenship/Organization:    U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

        On September 25, 2002, the (i) 2001 BEL Grantor Annuity Trust, u/a/d 9/18/01, to which Bernick has no voting or investment power, transferred 1,091,382 shares of Class B common stock, $.22 par value per share (the "Class B shares"), to the Bernice E. Lavin Trust, u/a/d 12/18/87 (the "BEL Trust"), to which Bernick shares voting and investment power, and
        (ii) 2001 LHL Grantor Annuity Trust, u/a/d 9/18/01, to which Bernick has no voting or investment power, transferred 1,045,475 Class B shares to the Leonard H. Lavin Trust, u/a/d 12/18/87 (the "LHL Trust"), to which Bernick shares voting and investment power.

Item 4. Purpose of Transaction.

        The transactions were for the Bernick family's estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

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  CUSIP NO. 013068200                  13D                  Page 4 of 6 Pages
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Item 5.  Interest in Securities of the Issuer.

         (a)   (i)  Amount of Class A Shares Beneficially Owned: 8,998,341 Class
                    A shares total; options to purchase 81,000 Class A shares held directly; 327,805 Class A shares and 104,476 Class B shares held as trustee of the Carol L. Bernick Revocable Trust, u/a/d 4/23/93 ("Revocable Trust"); 100,000 Class B shares held as trustee of the Carol L. Bernick Revocable Trust II, u/a/d 4/17/02 (the "Revocable Trust II"); 282,740 Class B shares held as co-trustee of the CLB Grantor Annuity Trust, u/a/d 9/15/93 (the "CLB Trust"); 111,475 Class A shares held as trustee of the 2001 CLB Grantor Annuity Trust, u/a/d 9/18/01 (the "CLB 2001 Trust"); 1,026,982 Class
                    B shares held as trustee of the KSL Property Trust II (the "Property Trust"); 2,862,931 Class B shares and 64 Class A shares as co-trustee of the BEL Trust; 3,119,004 Class B shares and 5,704 Class A shares held as co-trustee of the LHL Trust; 100,200 Class A shares held as co-trustee of a trust for Bernick's benefit; 80,088 Class A shares as trustee of trusts for the benefit of certain of Bernick's family members (the "Family Members Trusts"); 5,704 Class A shares held as co-trustee of a trust for the benefit of her sister; 395,378 Class A shares and 280,000 Class B shares held by the Lavin Family Foundation, a charitable private foundation of which Bernick is Vice President and a Director (the "Lavin Family Foundation"); 35,000 Class A shares and 71,400 Class B shares held by the Howard and Carol Bernick Family Foundation, a charitable private foundation of which Bernick is President and a director (the "Bernick Family Foundation"); and 8,390 Class B shares held as a participant in the Alberto-Culver Employees' Profit Sharing Plan.

               (ii) Percentage of Class A Shares Beneficially Owned: 26.63%
                    total; .31% directly; 1.67% as trustee of the Revocable Trust; .39% as trustee of the Revocable Trust II; 1.08% as co-trustee of the CLB Trust; .43% as trustee of the CLB 2001 Trust; 3.82% as trustee of the Property Trust; 9.97% as co-trustee of the BEL Trust; 10.79% as co-trustee of the LHL Trust; .39% as co-trustee of a trust for Bernick's benefit; .31% as trustee of the Family Members Trusts; 2.58% by Lavin Family Foundation; .41% by the Bernick Family Foundation; and .03% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 25,847,100 Class A shares outstanding as of September 23, 2002).**

               ** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Bernick have been converted into Class A shares and that all options held by Bernick which are either exercisable currently or within 60 days have been exercised.

         (b)   Number of Class A Shares as to which Bernick has:

                    (i)   Sole power to vote:      2,122,956/1/

                    (ii)  Shared power to vote:    6,875,385/2/

                    (iii) Sole power to dispose:   2,122,956/1/

                    (iv)  Sole power to dispose:   6,875,385/2/


               /1/ The 2,122,956 shares held by Bernick and reflected as sole power to vote and sole power to dispose include 81,000 Class A shares held directly; 327,805 Class A shares and 104,476 Class B shares held as trustee of the Revocable Trust; 100,000 Class B shares held as trustee of the Revocable Trust II; 282,740 Class B shares held as trustee of the CLB Trust; 111,475 Class A shares held as trustee of the CLB 2001 Trust; 1,026,982 Class B shares held as trustee of the Property Trust; 80,088 Class A shares held as trustee of the Family Members Trusts; and 8,390 Class B shares held as a participant in the Alberto-Culver Employees Profit Sharing Plan.

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  CUSIP NO. 013068200                  13D                  Page 5 of 6 Pages
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          /2/  The 6,875,385 shares held by Bernick and reflected as shared power to vote and shared power to dispose include 100,200 Class A shares held as co-trustee of a trust for her benefit; 5,704 Class A shares held as co-trustee of a trust for the benefit of her sister; 395,378 Class A shares and 280,000 Class B shares held by the Lavin Family Foundation; 2,862,931 Class B shares and 64 Class A shares held as co-trustee of the BEL Trust; 3,119,004 Class B shares and 5,704 Class A shares held as co-trustee of the LHL Trust; and 35,000 Class A shares and 71,400 Class B shares held by the Bernick Family Foundation.

Bernick shares the power to vote and dispose of the 395,378 Class A shares and 280,000 Class B shares held by Lavin Family Foundation, 1,771,549 Class B shares and 64 Class A shares held by the BEL Trust, and 2,073,529 Class B shares and 5,704 Class A shares held by the LHL Trust, with Leonard H. Lavin and Bernice E. Lavin. Bernick shares the power to vote and dispose of 100,200 Class A shares and 5,704 Class A shares held as co-trustee of a trust for her benefit and the benefit of her sister, respectively, with Bernice E. Lavin. Bernick shares the power to vote and dispose of 35,000 Class A shares and 71,400 Class B shares held by the Bernick Family Foundation with Howard B. Bernick and Marshall E. Eisenberg. Certain information regarding Mr. Lavin, Mrs. Lavin, Mr. Bernick and Mr. Eisenberg is presented below:


               (1)    Name of Person:     (1)   Leonard H. Lavin
                                          (2)   Bernice E. Lavin
                                          (3)   Howard B. Bernick
                                          (4)   Marshall E. Eisenberg

               (ii)   Address:            (1),(2), 2525 Armitage Avenue
                                          and (3) Melrose Park, Illinois 60160
                                          (4)   Neal, Gerber & Eisenberg
                                                Two North LaSalle Street, Suite
                                                2200 Chicago, Illinois 60602

               (iii)  Principal Business: (1)   Leonard H. Lavin, an individual,
                                                is a Director and the Chairman
                                                of the Company.
                                          (2)   Bernice E. Lavin, an individual,
                                                is a Director and the Vice
                                                Chairman, Secretary and
                                                Treasurer of the Company.

                                          (3)   Howard B. Bernick, an
                                                individual, is a Director and
                                                the President and Chief
                                                Executive Officer of the
                                                Company.

                                          (4)   Marshall E. Eisenberg, an
                                                individual, is an attorney and a
                                                partner in the law firm Neal,
                                                Gerber & Eisenberg, Chicago,
                                                Illinois.

               (iv)   Prior Criminal      None
                      Convictions:

               (v)    Prior Civil         None
                      Proceedings with
                      Respect to Federal
                      or State Securities
                      Laws:

               (vi)   Citizenship/        U.S. Citizen
                      Organization:


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  CUSIP NO. 013068200                  13D                  Page 6 of 6 Pages
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         Excluded are options to purchase 220,000 Class A shares and 839,100
         Class A shares and 88,682 Class B shares held directly by Bernick's spouse; 5,100 Class A shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,609 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of the shares held by her spouse and they are not included above.



         (c)   None, except as described in Item 3 above.

         (d)   None.

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               None.

Item 7.  Material to be Filed as Exhibits.

               None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2002


Signature:     /s/ Carol L. Bernick
           -------------------------------------
Name/Title: Carol L. Bernick, individually; as
            trustee or co-trustee of various
            trusts; and as an officer of various
            foundations.